April 18, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Christopher Owings

Re:	Supervalu Inc.
Registration Statement on Form S-4
Filed March 14, 2006; File No. 333-132397

Dear Mr. Owings:

        On behalf of SUPERVALU INC. (“Supervalu”), Albertson’s, Inc. (“Albertsons”), and New Albertson’s, Inc., formerly known as New Aloha Corporation (“New Albertsons”), set forth below is the response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter received by telefacsimile on April 11, 2006 (the “Comment Letter”), concerning Supervalu’s and New Albertsons’ registration statement (the “Registration Statement”) on Form S-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

April 18, 2006

For your convenience, we have set forth the text of the comments from the Comment Letter, followed in each case by our response thereto. Any capitalized terms used but not defined herein have the meaning given to such terms in Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Page references are to the blacklined courtesy copy of Amendment No. 1 provided to the Staff together with this letter.

General

1.	We note that you have posted press releases dated March 14, 2006 and March 22, 2006 on your website that relate to the acquisition of Albertsons. It appears, however, that these press releases have not been filed as written communications in accordance with Rule 425. Please advise.

The two communications to which you refer were filed under Rule 425 on April 12, 2006, as soon as practicable after our receipt of your comment letter in the afternoon of April 11, 2006.

Cover Page

2.	Please revise the cover page as follows:

•	Please revise to include the time, date, and place information. Refer to Item 1 of Schedule l4A.

•	Please disclose here and in the summary the aggregate dollar consideration to be paid to the shareholders of Albertsons.

•	Please disclose here and in the summary the value of the assets, liabilities and goodwill to be acquired by Supervalu.

•	Please quantify the termination fees.

•	Please disclose the anticipated time period between the vote and closing the merger.

The disclosure on the cover page and on page 5 of Amendment No. 1 has been revised in response to the Staff’s comment.

Summary, page 4

3.	Please limit your summary disclosure to brief discussions of only the most material aspects of the proposed acquisition. Some of your disclosure appears to contain excessive detail, which is better suited for the body of the prospectus. For example, you should provide only a brief description of the mergers and the agreement. See Item 3(c) to Form S-4. Please also consider whether other subsections or elements of a discussion within a subsection are necessary for the summary. In addition, we note that information in the Q&A section is repeated in the summary. Appropriate revisions should enable you to reduce the length of the summary. Please revise accordingly.

April 18, 2006

The summary and the Q&A of Amendment No. 1 has been revised in response to the Staff’s comment. We have reduced the length and complexity of the summary, removed several subsections, and eliminated any duplication from the Q&A.

Merger Consideration, page 7

4.	Please expand your disclosure, here and on page 100 under “Merger Consideration,” to include Supervalu’s assumption of $6.1 billion of Albertson’s debt as part of the total consideration to be paid by Supervalu as a result of the merger. In this regard, we note disclosure of this amount in your description of Lazard’s opinion on page 79 and in documents filed under cover of Form 8-K and Form 425.

The disclosure on pages 7 and 101 of Amendment No. 1 has been revised in response to the Staff’s comment. We note also that the amount of debt anticipated to be assumed by Supervalu has been adjusted to reflect the financial statement information of Albertsons as of November 3, 2005, which is consistent with other presentations of this information throughout Amendment No. 1, including in the pro forma financial information.

5.	We note that Supervalu will fund the cash portion from cash on-hand, cash from operations, borrowings under new credit facilities, the issuance of securities and the proceeds from the standalone drug sale and the non-core sale. Please revise to further quantify and describe the sources of financing for the merger.

The disclosure on page 7 of Amendment No. 1 has been revised in response to the Staff’s comment.

The Separation, page 8

6.	Please describe and quantify any fees in connection with the transition services or cross-licensing agreement.

The disclosure on pages 8 and 125 of Amendment No. 1 has been revised in response to the Staff’s comment. The disclosure on pages 8 and 130 of Amendment No. 1 has also been revised to disclose the fees payable in connection with the transition services agreements between Supervalu and CVS.

Appraisal Rights, page 12

7.	Please describe the effect to Albertsons’ shareholders of having appraisal rights in connection with the reorganization but not in connection with the Supervalu merger.

The disclosure on pages 10 and 92 of Amendment No. 1 has been revised in response to the Staff’s comment.

April 18, 2006

Termination of the Merger . . . , page 12

8.	Please disclose the amounts to be received or paid by Cerberus in connection with the termination fees, as disclosed on page 123.

The disclosure on page 11 of Amendment No. 1 has been revised in response to the Staff’s comment.

Risk Factors, page 24

9.	Please include a risk factor that discusses the parties’ prior relationships with Goldman Sachs, Blackstone, and Lazard and the fact that the fees payable to each financial advisor is contingent on the consummation of the merger.

Supervalu and Albertsons believe that their prior relationships with Goldman Sachs, Blackstone and Lazard and the contingent nature of certain fees payable to them are not among the most significant factors that make the offering contemplated by the Registration Statement speculative or risky and, accordingly, that these matters should not be addressed in the risk factors section. Moreover, Supervalu and Albertsons believe that the material facts relating to these matters have otherwise been disclosed in a manner that will enable stockholders to develop on an informed basis their own views regarding the significance, if any, of these matters. In this regard, Supervalu and Albertsons note the following:

•	Each of Goldman Sachs, Blackstone and Lazard is a large organization with business and commercial relationships with numerous business entities. Each of them is an internationally recognized firm with substantial experience in various transactions. As a general matter, it is not uncommon for a financial advisor, such as Goldman Sachs, Blackstone or Lazard, to have past relationships with other parties to a particular transaction. Furthermore, it is typical that all or a significant portion of a financial advisor’s fees would be contingent upon the consummation of a transaction, unless such financial advisor is engaged solely to render opinion services.

•	The boards of directors of Supervalu and Albertsons, in considering the advice and opinions of their respective financial advisors, were aware of the past relationships of their financial advisors with other parties to the transaction, and did not consider that such relationships adversely affected their financial advisors’ independence or the quality of their advice. Such relationships are disclosed both in the respective opinions of the financial advisors and on pages 57-58, 60 and 84 of Amendment No. 1.

•	Similarly, in considering the advice and opinions of their respective financial advisors, the boards of directors of Supervalu and Albertsons were aware that significant fees payable to their respective financial advisors are contingent on the consummation of the proposed transactions and did not consider that such fee arrangements adversely affected their financial advisors’ independence or the quality of their advice. The contingent nature of these fee arrangements is disclosed on pages 58, 60 and 84 of Amendment No. 1.

April 18, 2006

In light of the foregoing, Supervalu and Albertsons respectfully request that the Staff reconsider its comment.

The transactions are subject to certain closing conditions . . . , page 24

10.	Please disclose Albertsons’ plans if the merger is not consummated, including whether Albertsons will continue operations.

The disclosure on page 20 of Amendment No. 1 has been revised in response to the Staff’s comment.

Supervalu will take on substantial additional indebtedness . . . , page 25

11.	Please quantify the estimated additional indebtedness that you will incur to finance the mergers. Please also briefly disclose the impact or consequence that will result from your debt no longer having an investment-grade rating.

The disclosure on page 21 of Amendment No. 1 has been revised in response to the Staff’s comment.

Supervalu may be required under the merger agreement . . . , page 25

12.	According to a March 14, 2006 press release issued by Albertsons, it appears that the Federal Trade Commission imposed no conditions or restrictions on the transaction. Please update this risk factor and throughout the prospectus as applicable.

The disclosure on pages 10, 22, 92, 110, 112, 121, 123, 129 and 133 of Amendment No. 1 has been revised in response to the Staff’s comment.

Certain directors and executive officers of Albertsons . . . , page 26

13.	Please revise to describe the specific interests and associated risks. Similarly, please revise to describe the anti-takeover provisions on page 27.

The disclosure on page 22 of Amendment No. 1 has been revised in response to the Staff’s comment.

The Supervalu Special Meeting, page 36

Record Date; Outstanding Shares; Shares Entitled to Vote, page 36

14.	Please revise to clarify how Supervalu treasury stock will be treated for voting purposes at the special meeting.

The disclosure on page 33 of Amendment No. 1 has been revised in response to the Staff’s comment.

April 18, 2006

The Mergers, Page 41

Background of the Mergers, page 41

15.	Please note that if a report, opinion or appraisal materially relating to the transaction has been received from an outside party, and that report, opinion or appraisal is referred to in the prospectus, you must furnish the same information that would be required by Item 9(b)(1) though (6) of Schedule 13E-3. See Item 4(b) to Form S-4. For example, please include the information in connection with the appraisals by Cushman & Wakefield and Integra Realty Resources. Please revise or advise.

The disclosure on pages 56, 57 and 59 of Amendment No. 1 has been revised to delete the references to the appraisals by Cushman & Wakefield and Integra Realty Resources.

16.	Please expand the background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting among representatives of Albertsons, Supervalu, and Cerberus. Please also revise so that it is clear how the final structure and terms were reached, including the separation agreement and the standalone drug sale.

The disclosure on pages 38-48 of Amendment No. 1 has been revised in response to the Staff’s comment.

17.	We note your disclosure in the third full paragraph on page 47 that Albertsons board “[c]oncluded that the bid by the Supervalu/Cerberus consortium offered an opportunity to obtain a current value for the outstanding stock that was more favorable than that which would likely be obtained under the other alternatives available to Albertsons, and would avoid some of the risks associated with the execution of those alternatives.” Please more fully discuss why Albertsons’ board of directors chose to pursue a merger with the Supervalu/Cerberus consortium over the other alternatives. For example, please discuss any non-price factors as well as the risks that are associated with any of the other alternatives. Please similarly revise the discussion of the other meetings held in December and January.

The disclosure on pages 44 and 45 of Amendment No. 1 has been revised in response to the Staff’s comment.

Albertsons’ Reasons for the Mergers . . . , page 50

18.	We note your disclosure of the factors considered by Albertsons’ board of directors in recommending the mergers. Please revise to expand the bulleted factors to discuss in more specific detail how each factor impacted your decision to recommend the transaction. Please also quantify the factors, if applicable. Further, please also expand your disclosure under “Supervalu’s Reasons for the Mergers…” on page 54, as applicable.

April 18, 2006

The disclosure on pages 49-52 and 53-55 of Amendment No. 1 has been revised in response to the Staff’s comment. The disclosure on page 52 of Amendment No. 1 states that the Albertsons board of directors did not find it useful to, and did not, quantify or assign any relative or specific weights to the individual factors, but rather reached its assessment using an overall analysis and consideration of the totality of the information. Similarly, the disclosure on page 55 of Amendment No. 1 states that the Supervalu board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to the individual factors, and that individual members of the Supervalu board may have given different weight to different factors.

Supervalu’s Reasons for the Mergers . . . , page 54

19.	Please breakdown the $150 to $175 million in anticipated synergies, as you did in the investor presentation slides filed with the Form 8-K on March 14, 2006. Please also expand your disclosure to provide further detail in your descriptions of the anticipated synergies.

The disclosure on page 53 of Amendment No. 1 has been revised in response to the Staff’s comment.

Opinions of Albertsons’ Financial Advisors . . . , page 57

20.	Please provide us with any analyses, reports, presentations, or similar materials prepared for or by the financial advisors in connection with rendering each fairness opinion. Please note that this comment also applies to Supervalu’s financial advisor, as applicable.

The presentation materials jointly prepared by Goldman Sachs and Blackstone, and the presentation materials prepared by Houlihan Lokey, in each case, for the Albertsons board of directors and summarized under the captions “Opinion of Albertsons’ Financial Advisors — Financial Analyses of Goldman Sachs and Blackstone” and “Opinion of Alberstons’ Financial Advisors — Opinion of Houlihan Lokey,” respectively, as well as the presentation materials prepared by Lazard for the Supervalu board of directors and summarized under the caption “Opinion of Supervalu’s Financial Advisor,” are being provided to the Staff under separate covers by counsel for Goldman Sachs and Blackstone, counsel for Houlihan Lokey and counsel for Lazard on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act. In accordance with such Rule, counsel for Goldman Sachs and Blackstone, counsel for Houlihan Lokey and counsel for Lazard each has requested that the materials submitted by them on behalf of their clients be returned promptly following completion of the Staff’s review thereof. By separate letter, each of counsel for Goldman Sachs and Blackstone, counsel for Houlihan Lokey and counsel for Lazard also has requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. § 200.83.

21.	Please revise to more clearly discuss why Albertsons retained three financial advisors and any differences in their instructions, results or analysis.

The disclosure on page 56 of Amendment No. 1 has been revised in response to the Staff’s comment to provide additional disclosure of the reasons the three financial advisors were retained and the activities that they were requested to undertake.

April 18, 2006

22.	As currently drafted, the discussion of each financial advisor’s opinion contains disclosure that does not provide a meaningful summary of the analyses performed. Please revise each of the summaries so that they are written in clear, understandable language. Please avoid unnecessary financial terms that make the disclosure very difficult to understand. Rather, explain in clear, concise, and understandable language what the financial advisor did and how the analysis and conclusion are relevant to stockholders and specifically to the consideration offered. As part of the revisions, please describe the purpose of each analysis and why particular measures were chosen for analysis. Please note that this comment also applies to Supervalu’s financial advisor’s discussion of its opinion as well. In addition, please separately discuss the analysis of each of Goldman and Blackstone.

The disclosure on pages 56 through 77 and 77 through 84 of Amendment No. 1 has been revised in response to the Staff’s comments. With respect to the Staff’s request that the disclosure relating to the financial analyses of Goldman and Blackstone be separated, we supplementally advise the Staff that such financial analyses were jointly prepared and presented by Goldman and Blackstone to the Albertsons board of directors. The disclosure on page 56 has been revised to clarify this point.

Legal Proceedings, page 96

23.	Please revise to update the status of the class action complaint challenging the merger. Please discuss the legal proceeding in the risk factor section or advise us.

The disclosure on page 97 of Amendment No. 1 has been revised in response to the Staff’s comment to update the status of the class action complaint. Supervalu and Albertsons do not believe that this matter is among the most significant factors that make the offerings contemplated by the Registration Statement speculative or risky and, accordingly, do not believe that it should be addressed in the risk factor section.

The Merger Agreement, page 99

Amendments, Extensions and Waivers, page 114

24.	We note your disclosure that at any time prior to the effective time, any party to the merger agreement may, “[w]aive compliance by the other parties with any of the agreements or conditions contained in the merger agreement.” Please revise to describe the amendments or waivers that would require further stockholder approval. Also, disclose how you will notify stockholders of any amendments to the merger agreement that do not require stockholder approval.

April 18, 2006

The disclosure on pages 115-116 of Amendment No. 1 has been revised in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 133

25.	We note you have assumed the issuance of 43.7 million common shares, and related conversion and cash out of such shares, as well as cash received of $1,150 under the early settlement option of the Corporate Units. Please explain and disclose the basis for your assumption that 100% of the Unit holders will exercise the early settlement option given such option will result in holders paying approximately $260 million in out-of-pocket cash earlier than required. Please tell us what options the holders of the Corporate Unit holder’s would have if they do not exercise early. Please tell us whether the holders could surrender their note in satisfaction of their forward obligation under the early settlement option. If surrender of the note is an option, please tell us whether the remarketing provisions would apply or whether the company would accept the note in lieu of cash payment. If so, we assume Supervalu’s borrowings under the facilities would change by more than $260 million hence footnote (c) on page 137 would change along with the elimination of the forward purchase liability. Based upon your response to our question, the pro forma financial statements should reflect the more likely outcome with a sensitivity analysis of the other options held by Corporate Unit holders. Also, please discuss your basis for your assessment of likely outcomes.

Supervalu is unable to definitively predict the extent, if any, to which holders of Corporate Units will exercise the early settlement option. The factors that might influence a holder’s decision to settle early may include, among other things, the holder’s (1) outlook on Supervalu’s future stock performance, (2) availability of additional capital for the cash outlay required to settle early, (3) cost of capital, (4) preferences between equity and debt-like investments, (5) investment strategy, (6) view on the future of interest rates, and (7) view of Supervalu’s future dividend policy. As far as we are aware, there is no precedent transaction in which the cash merger early settlement option in this type of security has been triggered, and we cannot be certain what percentage, if any, of holders of Corporate Units will elect early settlement.

The unaudited pro forma condensed combined financial statements have been prepared using an assumption that 100% of the Corporate Unit holders will exercise the early settlement option upon the closing of the Supervalu merger. This assumption results in the most dilutive earnings per share presentation in the unaudited pro forma condensed combined statements of earnings, and for reasons explained above, Supervalu believes that there may be factors that would influence holders of the Corporate Units to elect early settlement. The required purchase contract settlement date for Corporate Unit holders is May 16, 2007, or approximately 11 months following the anticipated closing date. Due to the mergers, the Corporate Unit holders have an option for early settlement of their forward purchase liability which expires on the third business day preceding the early settlement date provided for in a notice to be sent to the holders within five business days after the closing of the mergers, which early settlement date must be between ten and twenty days after the notice. Supervalu has

April 18, 2006

chosen to assume 100% exercise of the early settlement option in part because it is the most dilutive to earnings and because reflecting the settlement in this manner presents the expected long-term capital structure of the organization.

If the holders of the Corporate Units do not elect to settle their forward purchase liability early in connection with the mergers, such holders may continue to hold their Corporate Units. These Corporate Units would then become the obligations of New Albertsons. The holders would then have the ability to settle the purchase contracts that are part of the Corporate Units at the ultimate purchase contract settlement date of May 16, 2007, and receive cash and Supervalu common stock in an amount determined by the settlement rate then in effect.

Under the early settlement option exercisable in connection with the mergers, the holders do not have the option to surrender the notes comprising part of their Corporate Units in satisfaction of their purchase obligation. Holders must deliver cash payment payable in immediately available funds to exercise early settlement.

While it is possible Corporate Unit holders may not exercise until May 16, 2007, Supervalu believes it is appropriate to present to shareholders the most dilutive earnings per share presentation, and, as requested by the Staff, to include a sensitivity analysis in a footnote. Accordingly, the presentation made presents the long-term capital structure that shareholders should use in making decisions. Footnote 1 on page 137 and note (c)(2) on page 140 of Amendment No. 1 have been revised to include the requested sensitivity analysis of the effects of the early settlement option on the pro forma financial statements.

26.	Separately disclose the amount of estimated cash paid to holders of the Corporate Units in your tabular presentation of the Consortium Purchase Price on page 134.

The disclosure on page 136 of Amendment No. 1 has been revised in response to the Staff’s comment.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet, page 137

27.	Expand note (k) to disclose the repayment terms set forth in the financing commitment letter with The Royal Bank of Scotland PLC and RBS Securities Corporation.

Note (k) to the unaudited pro forma condensed combined balance sheet has been revised in response to the Staff’s comment.

Notes to Pro Forma Condensed Combined Statements of Earnings, page 141

28.	Please expand note 2(c) to disclose the effect on income of a 1/8 percent variance in interest rates.

Note 2(c) to the unaudited pro forma condensed combined statements of earnings has been revised in response to the Staff’s comment.

April 18, 2006

Stock Ownership of Certain Beneficial Owners . . . , page 149

29.	We note that certain of the principal beneficial owners are non-natural persons. Please disclose the natural persons who exercise sole or shared voting or investment power over the entity.

The disclosure on page 153 of Amendment No. 1 has been revised in response to the Staff’s comment.

Annex E. Opinion of Houlihan Lokey

Annex F. Opinion of Lazard Freres

30.	We note the limitations on reliance by shareholders on the last pages of Annex E and F. Because it is inconsistent with the disclosures relating to the opinion, please delete the limitation. Alternatively, disclose the basis for Houlihan’s and Lazard’s belief that shareholders cannot rely upon the opinion to support any claims against it arising under applicable state law (e.g., the inclusion of an express disclaimer in an engagement letter). Describe any applicable state law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also, disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, disclose that the availability of such a state law defense to the financial advisor would have no effect on the rights and responsibilities of either financial advisor or the board of directors under federal securities laws.

The opinions of Houlihan Lokey and Lazard set forth in Annexes E and F have been revised in response to the Staff’s comment.

Exhibits

31.	Please file all required exhibits, such as the legality opinion, in a timely manner so that we may have time to review them before you request effectiveness of your registration statement.

All of the required exhibits not previously filed have been filed with Amendment No. 1.

*****

The undersigned, on behalf of Supervalu and New Albertsons, hereby acknowledges that (i) Supervalu and New Albertsons are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Supervalu and New Albertsons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

April 18, 2006

Please direct any questions concerning this letter to me at (212) 403-1393 or Matt Levine at (212) 403-1122.

Very truly yours,

/s/ Igor Kirman Igor Kirman

cc:	Mark Betzen, Esq.
Jones Day
Fax: (214) 969-5100

David L. Boehnen, Esq.
SUPERVALU INC.
Fax: (952) 828-8900

John R. Sims, Esq.
Albertson’s, Inc.
Fax: (208) 395-6225